Exhibit 99.1

Consolidated Financial Statements Years Ended July 31, 2019 and 2018 (Expressed in Canadian dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Tidal Royalty Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Tidal Royalty Corp. (the “Company”), which comprise consolidated statement of financial position as at July 31, 2019 and 2018, and the consolidated statements of comprehensive loss, changes in equity (deficiency) and cash flows for the years then ended, and the related notes comprising a summary of significant accounting policies and other explanatory information. (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

November 28, 2019

We have served as the Company’s auditor since 2011.

TIDAL ROYALTY CORP. Consolidated Statements of Financial Position (Expressed in Canadian dollars)

As at July 31,	Notes	2019	2018

ASSETS

CURRENT ASSETS
Cash and cash equivalents		$2,961,514	$33,904,759
Sales tax receivable		-	129,415
Convertible debenture receivable	5	15,000,000	-
Prepaid expenses and deposits	4	129,418	531,859
		18,090,932	34,566,033

Deposits		328,700	-
Promissory note receivable	6	3,412,421	-
Land	7	592,655	-
Investments in equity securities	8	1,766,953	-
TOTAL ASSETS		$24,191,661	$34,566,033

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	9	$336,540	$311,357
Due to related parties	10	21,347	18,685
Loans payable		-	10,000
TOTAL LIABILITIES		357,887	340,042

EQUITY
Convertible preferred shares	11	2,388,941	1,754,721
Convertible preferred shares issuable	11	-	2,000,000
Common shares	11	48,525,793	45,432,573
Reserves	11	11,816,876	5,324,016
Accumulated other comprehensive loss		(796)	-
Accumulated deficit		(38,897,040)	(20,285,319)
TOTAL EQUITY		23,833,774	34,225,991
TOTAL LIABILITIES AND EQUITY		$24,191,661	$34,566,033

Nature and Continuance of Operations (Note 1)

Commitment (Note 16)

Subsequent events (Note 17)

Approved on behalf of the Board of Directors:

“Stuart Wooldridge”	“Theo van der Linde”
Stuart Wooldridge, Director	Theo van der Linde, Director

The accompanying notes are an integral part of these financial statements

TIDAL ROYALTY CORP. Consolidated Statements of Comprehensive Loss (Expressed in Canadian dollars)

For the year ended July 31,	2019	2018

Expenses
Consulting fees (Note 10)	$1,333,704	$1,933,550
General and administration	223,985	93,861
Investor relations and stock promotion	2,521,416	1,196,309
Insurance	135,493	-
Professional fees	1,100,143	461,195
Rent (Note 10)	195,050	84,670
Share-based compensation (Notes 10 and 11)	7,329,800	3,250,476
Salaries and benefits (Note 10)	915,585	244,526
Transfer agent and filing fees	88,215	76,869
Travel	131,552	106,368
	(13,974,943)	(7,447,824)
Other income (expense)
Dividends income	2,467	-
Foreign exchange gain (loss)	260,880	(377,265)
Gain on debt extinguishment	10,000	-
Interest income	404,921	-
Realized gain on investments in equity securities and convertible debentures (Note 5 and 8)	281,892	-
Unrealized loss on investments in equity securities (Note 8)	(5,373,032)	-
Write down of sales tax receivable	(223,906)	-
Net loss	$(18,611,721)	$(7,825,089)

Other comprehensive loss
Foreign subsidiary currency translation loss	(796)	-
Net loss and comprehensive loss for the year	(18,612,517)	(7,825,089)

Loss per share, basic and diluted for the year	$(0.07)	$(0.26)

Weighted average number of common shares outstanding	271,055,333	30,039,081

The accompanying notes are an integral part of these financial statements

TIDAL ROYALTY CORP. D R A F T Consolidated Statements of Changes in Equity (Deficiency) (Expressed in Canadian dollars)
	Number of convertible preferred shares #	Convertible preferred shares $	Convertible preferred shares issuable $	Number of common shares #	Common shares $	Share-based payment reserve $	Warrant reserve $	Total reserves $	Accumulated deficit $	Accumulated other comprehensive loss $	Total shareholders' equity (deficiency) $
Balance, July 31, 2017	-	-		2,843,636	12,297,109	27,464	-	27,464	(12,460,230)	-	(135,657)
Issuance of preferred shares	40,000,000	2,000,000	-	-	-	-	-	-	-	-	2,000,000
Exercise of preferred shares purchase warrants	-	-	2,000,000	-	-	-	-	-	-	-	2,000,000
Fair value of preferred shares finders’ warrants	-	(141,440)	-	-	-	-	141,440	141,440	-	-	-
Issuance of 59,370,000 special warrants	-	-	-	-	-	-	2,968,500	2,968,500	-	-	2,968,500
Issuance of 3,757,000 finders’ special warrants	-	-	-	-	(187,850)	-	187,850	187,850	-	-	-
Issuance of 57,120,000 special warrants	-	-	-	-	-	-	2,856,000	2,856,000	-	-	2,856,000
Issuance of 5,292,000 finders’ special warrants	-	-	-	-	(264,600)	-	264,600	264,600	-	-	-
Issuance of 12,690,000 special warrants	-	-	-	-	-	-	634,500	634,500	-	-	634,500
Issuance of 1,220,000 finders’ special warrants	-	-	-	-	(61,000)	-	61,000	61,000	-	-	-
Conversion of special warrants	-	-	-	116,490,000	5,824,500	-	(5,824,500)	(5,824,500)	-	-	-
Conversion of 3,757,000 finders’ special warrants	-	-	-	3,757,000	187,850	-	(187,850)	(187,850)	-	-	-
Conversion of 5,292,000 finders’ special warrants	-	-	-	5,292,000	264,600	-	(264,600)	(264,600)	-	-	-
Private placements	-	-	-	94,355,026	31,137,159	-	-	-	-	-	31,137,159
Proceeds from warrants exercised	-	-	-	5,050,000	252,500	-	-	-	-	-	252,500
Share issuance costs	-	(103,839)	-	-	(4,017,695)	-	1,209,136	1,209,136	-	-	(2,912,398)
Share-based compensation	-	-	-	-	-	3,250,476	-	3,250,476	-	-	3,250,476
Net and comprehensive loss for the year	-	-	-	-	-	-	-	-	(7,825,089)	-	(7,825,089)
Balance, July 31, 2018	40,000,000	1,754,721	2,000,000	227,787,662	45,432,573	3,277,940	2,046,076	5,324,016	(20,285,319)	-	34,225,991

Issuance of preferred shares	40,000,000	2,000,000	(2,000,000)	-	-	-	-	-	-	-	-
Conversion of preferred shares	(29,100,000)	(1,365,780)	-	29,100,000	1,365,780	-	-	-	-	-	-
Proceeds from warrants exercised	-	-	-	17,810,000	890,500	-	-	-	-	-	890,500
Conversion of 4,000,000 special finder warrants	-	-	-	4,000,000	141,440	-	(141,440)	(141,440)	-	-	-
Conversion of 12,690,000 special warrants	-	-	-	12,690,000	634,500	-	(634,500)	(634,500)	-	-	-
Conversion of 1,220,000 special finder warrants	-	-	-	1,220,000	61,000	-	(61,000)	(61,000)	-	-	-
Share-based compensation	-	-	-	-	-	7,329,800	-	7,329,800	-	-	7,329,800
Foreign subsidiary currency translation loss	-	-	-	-	-	-	-	-	-	(796)	(796)
Net loss for the year	-	-	-	-	-	-	-	-	(18,611,721)	-	(18,611,721)
Balance, July 31, 2019	50,900,000	2,388,941	-	292,607,662	48,525,793	10,607,740	1,209,136	11,816,876	(38,897,040)	(796)	23,833,774

The accompanying notes are an integral part of these financial statements

TIDAL ROYALTY CORP. Consolidated Statements of Cash Flows (Expressed in Canadian dollars)
For the year ended July 31,	2019		2018

Cash provided by (used in):
OPERATING ACTIVITIES
Net loss for the year	$(18,611,721)		$(7,825,089)

Items not affecting operating cash:
Accrued interest	(403,488)		-
Realized gain on investments in equity securities and convertible debentures	(281,892)		-
Unrealized loss on investments in equity securities	5,373,032		-
Write down of sales tax receivable	223,906		-
Gain on debt extinguishment	(10,000)		-
Foreign exchange gain	(64,057)		-
Share-based payments	7,329,800		3,250,476
	(6,444,420)		(4,574,613)
Net changes in non-cash working capital:
Sales tax receivable	(94,491)		(128,557)
Prepaid expenses and deposits	73,739		(530,648)
Accounts payables and accrued liabilities	27,233		206,132
Due to related parties	2,662		-
	(6,435,277)		(5,027,686)
FINANCING ACTIVITIES
Due to related parties	-		(4,081)
Shares issued for cash	-		-
Repayment of loan	-		(60,000)
Proceeds from loan	-		40,000
Proceeds from exercise of common share purchase warrants	890,500		252,500
Proceeds from private placement of special warrants	-		6,459,000
Proceeds from issuance of preferred units and exercise of preferred share purchase warrants	-		4,000,000
Proceeds from private placement of common shares	-		31,137,159
Share issuance costs	-		(2,912,398)
	890,500		38,912,180

INVESTTING ACTIVITIES
Investment in convertible debenture receivable	(15,000,000)		-
Land acquisition	(592,655)		-
Investment in Lighthouse Strategies, LLC	(6,574,000)		-
Investment in Harborside Inc.	(3,000,000)		-
Advances for promissory note receivable	(3,216,274)		-
Proceeds from sales of investment in Harborside Inc.	2,984,461		-
	(25,398,468)		-

Increase (decrease) in cash and cash equivalents	(30,943,245)		33,884,494
Cash and cash equivalents, beginning of the year	33,904,759		20,265
Cash and cash equivalents, end of the year	$2,961,514		$33,904,759

The components of cash and cash equivalents are:
Cash at bank	$209,268		$33,789,759
Money market funds	2,637,246		-
Term deposit	115,000		115,000
	$2,961,514		$33,904,759

Non-cash Investing and Financing Activities
Finders’ warrants issued pursuant to private placement		$-		$1,209,136
Finders’ warrants issued pursuant to special warrant issuance		$-		$513,450
Preferred share finders’ warrants		$-		$141,440
Conversion of preferred shares		$1,365,780		$-
Conversion of special warrants and special finders warrants		$836,940		$6,276,950

The accompanying notes are an integral part of these financial statements

TIDAL ROYALTY CORP.

Notes to Consolidated Financial Statements

Years ended July 31, 2019 and 2018

(Expressed in Canadian dollars)

1.Nature and Continuance of Operations

Tidal Royalty Corp. ("the Company") was incorporated under the laws of British Columbia The Company’s principal business is to invest in conventional equity, debt and other forms of investments in private and public companies in Canada and the United States.

The head office, address and records office of the Company are located at Suite 810 - 789 West Pender Street, Vancouver, British Columbia, V6C 1H2.   The principal place of business of the Company is 161 Bay St., Suite 4010, Toronto ON, M5J 2S1.

On May 13, 2019, the Company entered into a business combination agreement (the “Definitive Agreement”) with MichiCann Medical Inc. (d/b/a Red White & Bloom) (“MichiCann”), with respect to the acquisition of all of the issued and outstanding shares of MichiCann (“Proposed Transaction”). As at November 28, 2019, the transaction has not closed (see Note 16).

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

As at July 31, 2019, the Company has an accumulated deficit of $38,897,040, no source of operating cash flow and no assurance that sufficient funding will be available. Management intends to raise funds through a combination of equity and/or debt financing, along with a realization of sale of investments. The success of these plans will also depend upon the ability of the Company to generate cash flows from its portfolio investments.

These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern. Such amounts could be material. However, Management has assessed and concluded that the Company has the ability to continue as a going concern for at least the next twelve months.

2.Basis of Preparation and Statement of Compliance

Statement of Compliance

These consolidated financial statements have been prepared in accordance International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The consolidated financial statements were approved and authorized for issuance by the Board of Directors on November 28, 2019.

Basis of Presentation

The consolidated financial statements have been prepared on a historical cost basis except for financial instruments described in Note 3(c), which are measured at fair value.

Functional and Presentation Currency

These financial statements are presented in Canadian dollars. The functional currency of each entity is determined using the currency of the primary economic environment in which the entity operates. The Company’s functional currency, as determined by management, is the Canadian dollar. The Company’s US subsidiaries functional currencies, as determined by management, are the United States dollar.

TIDAL ROYALTY CORP.

Notes to Consolidated Financial Statements

Years ended July 31, 2019 and 2018

(Expressed in Canadian dollars)

2.Basis of Preparation and Statement of Compliance (continued)

Basis of Consolidation

During the year ended July 31, 2019, the Company incorporated several subsidiaries. As at July 31, 2019, the Company’s structure includes Tidal Royalty Corp., the parent company incorporated pursuant to the laws of the Business Corporations Act (British Columbia), and the following subsidiaries:

Entity	Domicile of Incorporation	% of interest at July 31, 2019
Royalty USA Corp.	Delaware, USA	100%
RLTY Beverage 1 LLC	Delaware, USA	100%
RLTY Development MA 1 LLC	Delaware, USA	100%
RLTY Development 1 NV 1 LLC	Delaware, USA	100%
RLTY Development Orange LLC	Massachusetts, USA	100%
RLTY Development Springfield LLC	Massachusetts, USA	100%
RLTY Service LLC	Delaware, USA	100%
RLTY Development FLA 1 LLC	Delaware, USA	100%
RLTY Development FLA 2 LLC	Delaware, USA	100%
RLTY Development CA 1 LLC	Delaware, USA	100%

These consolidated financial statements include the accounts of the Company and its controlled entities. Control is achieved when the Company has the power to govern the financial operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases. All inter-company transactions, balances, income and expenses are eliminated in full upon consolidation.

Use of Estimates and Judgments

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions about the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the results of operations. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Significant accounting estimates:

i)Investments in equity securities, convertible and promissory notes receivable

Management uses valuation techniques in measuring the fair value of investments in equity securities, convertible and promissory notes receivable.

In applying the valuation techniques management makes maximum use of market inputs wherever possible, and uses estimates and assumptions that are, as far as possible, consistent with observable data that market participants would use in pricing the instrument.

Where applicable data is not observable, company-specific information is considered when determining whether the fair value of a investment in equity securities or convertible and promissory notes receivable should be adjusted upward or downward at the end of each reporting period. In addition to company-specific information, the Company will take into account trends in general market conditions and the share performance of comparable publicly-traded companies when valuing investment in equity securities, convertible and promissory notes receivable.

TIDAL ROYALTY CORP.

Notes to Consolidated Financial Statements

Years ended July 31, 2019 and 2018

(Expressed in Canadian dollars)

2.Basis of Preparation and Statement of Compliance (continued)

Use of Estimates and Judgments (continued)

ii) Share-based payment transactions

Management uses the Black-Scholes pricing model to determine the fair value of stock options and standalone share purchase warrants issued.  This model requires assumptions of the expected future price volatility of the Company’s common shares, expected life of options and warrants, future risk-free interest rates and the dividend yield of the Company’s common shares.

Significant accounting judgements:

i)Going concern

The assessment of the Company’s ability to continue as a going concern involves management judgement about the Company’s resources and future prospects.

ii) Income taxes

Management exercises judgment to determine the extent to which deferred tax assets are recoverable, and can therefore be recognized in the statements of financial position and comprehensive income or loss.

3. Significant Accounting Policies

(a)Cash and Cash Equivalents

The Company considers cash equivalents are highly liquid instruments with a maturity of three months or less at the time of issuance or are readily redeemed into known amounts of cash.  As of July 31, 2019, the Company held cash, a term deposit and money market funds.

(b)Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount can be made. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. At each financial position reporting date presented the Company has not incurred any provisions.

(c)Financial Instruments

(i)   Classification

The Company classifies its financial instruments in the following categories: FVTPL, at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost.

The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics.

TIDAL ROYALTY CORP.

Notes to Consolidated Financial Statements

Years ended July 31, 2019 and 2018

(Expressed in Canadian dollars)

3.Significant Accounting Policies (Continued)

(c)Financial Instruments (continued)

Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and the contractual terms of these financial assets give rise on specified date to cash flows that are solely payments of principal and interest on the principal amount outstanding, are measured at amortized cost

Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

(ii)   Measurement

Debt investments at FVTOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognised in profit or loss. Other net gains and losses are recognized in other comprehensive income (“OCI”). On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity securities at FVTOCI

These assets are subsequently measured at fair value. Dividends are recognised as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of net loss and comprehensive loss in the period in which they arise. Where management has opted to recognize a financial liability at FVTPL, any changes associated with the Company’s own credit risk will be recognized in other comprehensive income (loss).

(iii) Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.  At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the statements of comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

TIDAL ROYALTY CORP.

Notes to Consolidated Financial Statements

Years ended July 31, 2019 and 2018

(Expressed in Canadian dollars)

3.Significant Accounting Policies (Continued)

(c)Financial Instruments (continued)

(iv) Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire.  The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and / or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.  Gains and losses on derecognition are generally recognized in profit or loss.

(d)Income Taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date. Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax

Deferred income tax is provided based on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

(e)Foreign Currency Translation

The functional currency of the Company is Canadian dollar, which is the currency of the primary economic environment in which that Company operates.

Transactions denominated in foreign currencies are translated using the exchange rate in effect on the transaction date which is approximated by an average rate. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect at the statement of financial position date. Non-monetary items are translated using the historical rate on the date of the transaction. Foreign exchange gains and losses are included in profit or loss.

TIDAL ROYALTY CORP.

Notes to Consolidated Financial Statements

Years ended July 31, 2019 and 2018

(Expressed in Canadian dollars)

3.Significant Accounting Policies (Continued)

(e)Foreign Currency Translation (continued)

Financial statements of subsidiary companies prepared under their functional currencies are translated into Canadian dollars for consolidation purposes. Amounts are translated using the current rates of exchange for assets and liabilities and using the average rates of exchange for the period for revenues and expenses. Gains and losses resulting from translation adjustments are recorded as other comprehensive income (loss) and accumulated in a separate component of equity, described as foreign currency translation adjustment. In the event of a reduction of the Company’s net investment in its foreign operations, the portion of accumulated other comprehensive income related to the reduction is realized and recognized in operations.

(f)Loss Per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. The treasury stock method is used for the calculation of diluted loss per share, whereby all “in-the-money” stock options, share purchase warrants and convertible preferred shares are assumed to have been exercised at the beginning of the period and the proceeds from their exercise are assumed to have been used to purchase common shares at the average market price during the period. When a loss is incurred during the period, basic and diluted loss per share are the same as the exercise of stock options, share purchase warrants and convertible preferred shares are considered to be anti-dilutive.

(g)Share-based Payments

The Company grants share-based awards to employees, directors and non-employees as an element of compensation. The fair value of the awards granted to employees and directors is recognized over the vesting period as share-based compensation expense and share-based payment reserve. The fair value of share-based payments is determined using the Black-Scholes option pricing model using estimates at the date of the grant. At each reporting date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest is computed. The movement in cumulative expense is recognized in the statement of comprehensive loss with a corresponding entry within equity, against share-based payment reserve. No expense is recognized for awards that do not ultimately vest. When stock options are exercised, the proceeds received, together with any related amount in share-based payment reserve, are credited to share capital.

Share-based payment arrangements with non-employees in which the Company receives goods or services are measured based on the estimated fair value of the goods or services received, unless the fair value cannot be estimated reliably. If the Company cannot reliably estimate the fair value of the goods or services received, the Company will measure their value by reference to the fair value of the equity instruments granted.

(h)Share Issuance Costs

Professional, consulting, regulatory and other costs directly attributable to financing transactions are recorded as deferred financing costs until the financing transactions are completed, if the completion of the transaction is considered likely; otherwise they are expensed as incurred. Share issue costs are charged to share capital when the related shares are issued. Deferred financing costs related to financing transactions that are not completed are charged to expenses.

TIDAL ROYALTY CORP.

Notes to Consolidated Financial Statements

Years ended July 31, 2019 and 2018

(Expressed in Canadian dollars)

3.Significant Accounting Policies (Continued)

(i)Share Capital

Instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company's common and convertible preferred shares are classified as equity instruments. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds. The proceeds from issuance of units are allocated between shares and warrants based on the residual method. Under this method, the proceeds are allocated first to share capital based on the fair value of the shares at the time the units are issued and any residual value is allocated to warrant reserve.

(j)Adoption of New or Amended Accounting Standards

IFRS 9 Financial Instruments: Classification and Measurement - The Company adopted all of the requirements of IFRS 9 for the annual period beginning on August 1, 2019. IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 utilizes a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model.  Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so the Company’s accounting policy with respect to financial liabilities is unchanged.  As a result of the adoption of IFRS 9, management has changed its accounting policy for financial assets retrospectively, for assets that continued to be recognized at the date of initial application. The change did not impact the carrying value of any financial assets or financial liabilities on the transition date.

The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

Financial assets/liabilities	Original classification IAS 39	New classification IFRS 9
Financial assets:
Cash and cash equivalents	FVTPL	FVTPL

Financial liabilities:
Accounts payable	Amortized cost	Amortized cost
Due to related parties	Amortized cost	Amortized cost
Loans payable	Amortized cost	Amortized cost

IFRS 15 Revenue from Contracts with Customers – IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It has replaced IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The new standard establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The Company has adopted the amendments to IFRS 15 in its financial statements for the annual period beginning on August 1, 2019 with no resulting adjustments.

TIDAL ROYALTY CORP.

Notes to Consolidated Financial Statements

Years ended July 31, 2019 and 2018

(Expressed in Canadian dollars)

3.Significant Accounting Policies (Continued)

(j)Adoption of New or Amended Accounting Standards (continued)

IFRS 2 Share-based Payment - In November 2016, the IASB has revised IFRS 2 to incorporate amendments issued by the IASB in June 2016.  The amendment provide guidance on the accounting for i) the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; ii) share-based payment transactions with a net settlement feature for withholding tax obligations and iii) a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.  The amendments are effective for annual periods beginning on or after January 1, 2018.  Earlier application is permitted.

The Company has adopted the amendments to IFRS 2 in its financial statements for the annual period beginning on August 1, 2019 with no resulting adjustments.

(k)New Accounting Standards Issued but Not Yet Effective

New standards and interpretations not yet adopted Certain new standards, interpretations and amendments to existing standards have been issued by the IASB that are mandatory for future accounting periods with early adoption permitted.  Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

Standard is effective for annual periods beginning on or after January 1, 2019:

IFRS 16 Leases - In June 2016, the IASB issued IFRS 16 - Leases.   IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information that faithfully represents those transactions. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently. However, lessees are no longer classifying leases as either operating leases or finance leases as it is required by IAS 17. The standard is effective for annual periods beginning on or after January 1, 2019.  The Company is assessing the impact of this new standard on its consolidated financial statements.

4.Prepaid Expenses and Deposits

	July 31, 2019 $	July 31, 2018 $
Insurance	1,432	72,621
Advertising and promotion	71,736	89,894
Consulting	24,797	322,891
Deposits	31,453	46,453
	129,418	531,859

TIDAL ROYALTY CORP.

Notes to Consolidated Financial Statements

Years ended July 31, 2019 and 2018

(Expressed in Canadian dollars)

5. Convertible Debenture Receivable

MichiCann Medical Inc.

On February 25, 2019, pursuant to the terms of the Proposed Transaction, the Company advanced $15,000,000 to Michicann pursuant to a senior secured convertible debenture (the “MichiCann Debenture”). The MichiCann Debenture is non-interest bearing, other than in the event of default by MichiCann and matures on October 25, 2019 (the “Maturity Date”). The MichiCann Debenture is secured by way of first ranking security against the personal property of MichiCann. If the Proposed Transaction is not completed by the Maturity Date or MichiCann’s fails to comply with the terms of the MichiCann Debenture and MichiCann pursues an alternative go public transaction or a change of control transaction (an “Alternate Liquidity Transaction”), the Company may elect to convert, in whole or in part, the outstanding amount of the MichiCann Debenture into common shares of MichiCann at a price per MichiCann share that is the lesser if i) $2.50 per MichiCann Share and (ii) a 20% discount to the issue or effective price per Michicann Share under the Alternate Liquidity Transaction. If the Proposed Transaction is not complete by October 25, 2019, MichiCann may elect to prepay the outstanding amount under the MichiCann Debenture, with a prepayment penalty of 10%.

The initial fair value of the convertible debenture was determined to be $15,000,000 using the Black- Scholes option pricing and discounted cash flow models with following assumptions: estimated share price of $2.50; conversion price of $2.50; risk-free interest rate of 1.73%; dividend yield of 0%; stock price volatility of 125% ,an expected life of 0.50  years, and adjusted for a credit spread of 12.00% and a probability factor of  16% for the Alternate Liquidity Transaction.

As of July 31, 2019, the convertible debenture had an estimated fair value of $15,000,000 using the Black- Scholes option pricing and discounted cash flow models with following assumptions: estimated share price of $2.50; conversion price of $2.50; risk-free interest rate of 1.65%; dividend yield of 0%; stock price volatility of 52% an expected life of 0.07 years, and adjusted for a credit spread of 12.00% and a probability factor of 3% for the Alternate Liquidity Transaction. If the estimated volatility increase or decrease by 10%, the estimated fair value would increase or decrease by a nominal amount. During the year ended July 31, 2019, there was no change in the estimated fair value for the convertible debenture.

Subsequent to year end, the Company entered into various amendments to the MichiCann Debenture to extend the Maturity Date to November 30, 2019. Pursuant to the terms of the amendments, if the Proposed Transaction is not complete by January 31, 2020,  MichiCann may elect to prepay the outstanding amount under the MichiCann Debenture, with a prepayment penalty of 10%.

Harborside Inc.

On November 18, 2018 the Company entered into a non-binding memorandum of understanding (“MOU”) with FLRish, Inc., the parent company of Harborside Inc. (“Harborside”).  Pursuant to the terms of the MOU with FLRish, Inc., the Company has agreed to provide up to US$10 million in royalty financing to prospective dispensary operators licensing the 'Harborside' brand. Each potential dispensary financing transaction will be assessed by the Company on a case-by-case basis and will be subject to the satisfactory completion of due diligence by the Company and the consummation of definitive documentation with the prospective dispensary operator.

 In addition, the Company purchased 3,029 units (“Units”) for $3,029,000 of senior unsecured convertible debenture units of FLRish, Inc (“Harborside Debenture”). Each Unit is comprised of: (A) one 12% unsecured convertible debenture, convertible into common shares of Harborside; (i) at the option of the holder at any time prior to the last business day immediately preceding the third anniversary date of the closing; and (ii) automatically upon a Harborside going-public transaction, at a conversion price equal to the lower of (i) $6.90; and (ii) a 10% discount to the price of the common shares of Harborside as part of a qualifying transaction; and (B) 87 common share purchase warrants exercisable for a period of two years following the closing into common shares of Harborside at an exercise price of $8.60 (subject to acceleration in the event of a “going public transaction”).

TIDAL ROYALTY CORP.

Notes to Consolidated Financial Statements

Years ended July 31, 2019 and 2018

(Expressed in Canadian dollars)

5.Convertible Debenture Receivable (continued)

The initial fair value of the convertible debenture was determined to be $2,492,303 using the Black- Scholes option pricing and discounted cash flow models with following assumptions: estimated share price of $5.95; conversion price of $6.90; risk-free interest rate of 1.91%; dividend yield of 0%; stock price volatility of 81%, an expected life of 0.53 years, and adjusted for a credit spread of 30.00% and a probability factor of 50% for the going public transaction. (See Note 8 (ii) for initial fair value of the warrants).

During the year ended July 31, 2019, Harborside completed a reverse-take over (“RTO”) of Lineage Grow Company. On June 10, 2019 Harborside commenced trading on the Canadian Securities Exchange under the symbol “HBOR.” Following the completion of the RTO, the debentures and accrued interest were converted into 567,205 common shares with an estimated fair value of $ 3,573,392. The Company recognized a realized gain on change in fair value of investments in equity investments and convertible debentures of $865,790 for the year ended July 31, 2019.

6. Promissory Note Receivable

On August 31, 2018, the Company entered into a definitive agreement, as amended by the Supplemental Agreement dated October 15, 2018 and the Second Supplemental Agreement dated December 26, 2018 (collectively, the “Framework Agreement”), with VLF Holdings LLC, an Oregon limited liability company d/b/a Diem Cannabis (“Diem”) to provide TDMA LLC, a Massachusetts subsidiary of Diem (“TDMA”) with up to US$12.5 million (the “Funding”) over the next three years to develop and operate a large-scale cultivation and processing facility (the “Site”) and up to four dispensaries (the “Dispensaries”).

The Funding will be in the form of (i) promissory notes advanced at various stages of development of operations in the state; and (ii) the purchase price for real property acquisitions with respect to Sites and Dispensaries. Newly-formed subsidiaries of RLTY Development MA 1 LLC will acquire title to the real property purchased in respect of the Site and Dispensary acquisitions and will enter into leases (“Leases”) with TDMA (or its nominee) with respect to their operation. The Leases will be “triple net” and will include payments of (i) annual base rent; (ii) percentage rent calculated as 15% of net sales; and (iii) additional rent relating to the costs of property insurance, real estate taxes and any maintenance and repair.

The Funding will be secured by (i) guarantees of the payment and performance of all obligations of TDMA by Diem and certain of its subsidiaries (the “Entity Guarantors”) and key individuals (the “Individual Guarantors”); (ii) liens over all of the assets of the Entity Guarantors; and (iii) pledges by the Entity Guarantors and Individual Guarantors of all equity interests in Diem and/or its subsidiaries.

Once the Site and Dispensaries are operational and the Leases have been entered into, the Framework Agreement Promissory Note and all subsequently issued promissory notes (including interest accrued thereon) will be deemed satisfied in full.

During the year ended July 31, 2019, and pursuant to the Funding, the Company entered into various promissory note agreements (the “Framework Agreement Promissory Note”) with TDMA for $3,216,274 (US $2,446,208) (July 31, 2018 - $Nil) as a working capital advance for licenses, Site build out, identification and negotiation of the purchase agreements for the Site and Dispensaries. The Framework Agreement Promissory Note bears interest of 10% per annum and is due on February 28, 2021, unless earlier satisfied as described below.

On August 23, 2019, the Company entered into a Termination of Framework Agreement (the “Termination”) with Diem. Pursuant to the termination, the Company will convey titles of certain properties (Note 7) to TDMA in exchange of two promissory notes (the “Property Promissory Note”) for US $372,500. The Framework Agreement Promissory Note bears interest of 10% per annum and is due on August 31, 2021.

On September 26, 2019, the Company entered into a definitive Membership Interest Purchase Agreement (the “MIPA”) with TDMA to acquire all of the issued and outstanding equity in TDMA Orange, LLC, a Diem Cannabis subsidiary. Pursuant to the terms of the MIPA, the Company obtains 100% interest in two cultivation licenses and a processing license in the county of Orange, in the Commonwealth of the State of Massachusetts.

TIDAL ROYALTY CORP.

Notes to Consolidated Financial Statements

Years ended July 31, 2019 and 2018

(Expressed in Canadian dollars)

6. Promissory Note Receivable (continued)

As consideration, the Company will forgive the Framework Agreement Promissory Note and Property Promissory Note including accrued interest, cross collateralization and general security arrangement.

Continuity for the years ended July 31, 2019 and 2018 is as follows:

Total $
Balance, July 31, 2018 and 2017	-
Funds advanced	3,216,274
Accrued interest	197,429
Foreign exchange	(1,282)
Balance, July 31, 2019	3,412,421

7. Land

Through the Company’s wholly owned subsidiary and pursuant to the definitive agreement with Diem, RLTY Development Springfield LLC (the “Springfield Property”) and RLTY Development Orange LLC (the “Orange Property”), the Company acquired two Sites. The Company acquired the two Sites for $592,655.

Subsequent to July 31, 2019, the Springfield Property and a part of the Orange Property were sold (see Note 6).

8. Investments in Equity Securities

Continuity for the years ended July 31, 2019 and 2018 is as follows:

Fair value hierarchy level	Level 1	Level 3	Level 2
Investments Measured at FVTPL	Harborside Inc. Common Shares $	Harborside Inc. Warrants $	Lighthouse Strategies, LLC $	Total $

Balance, July 31, 2018 and 2017	-	-	-	-
Addition	3,571,614	536,697	6,574,000	10,682,311
Disposal	(2,984,461)	-	-	(2,984,461)
Unrealized loss on changes in fair value	-	(451,970)	(4,921,062)	(5,373,032)
Realized loss on changes in fair value	(583,898)	-	-	(583,898)
Foreign exchange	(3,255)	(2,666)	31,954	26,033
Balance, July 31, 2019	-	82,061	1,684,892	1,776,953

Harborside Inc.

(i) Common shares

On May 30, 2019, the Company received 567,205 common shares of Harborside upon the conversion of and as a payment for interest on the Harborside Debenture (Note 5). The shares had an initial fair value of $3,571,614, based on the Harborside RTO offering price. During the year ended July 31, 2019, the Company sold all of its common shares for gross proceeds of $2,984,461 and recorded a foreign exchange loss of $3,255, and a realized loss on changes in fair value of investments in equity securities of $583,898.

TIDAL ROYALTY CORP.

Notes to Consolidated Financial Statements

Years ended July 31, 2019 and 2018

(Expressed in Canadian dollars)

8. Investments in Equity Securities (Continued)

(ii) Warrants

Pursuant to the terms of the Harborside Debenture (Note 5), the Company received 263,523 share purchase warrants. The initial fair value of the warrants was $536,697 computed using the Black – Scholes option pricing model based on the following assumptions: estimated share price of $5.95; exercise price of $8.60; risk-free interest rate of 2.20%; dividend yield of 0%; stock price volatility of 81% and an expected life of 2 years. As at July 31, 2019, the warrants remain unexercised with a fair value of $82,061 computed using the Black – Scholes option pricing model based on the following assumptions: estimated share price of $3.10; exercise price of $8.60; risk-free interest rate of 1.61%; dividend yield of 0%; stock price volatility of 81% and an expected life of 1.3 years. If the estimated volatility increase or decrease by 10%, the estimated fair value would increase or decrease by a nominal amount. The Company recognized an unrealized loss on investments in equity securities of $451,970 for the year ended July 31, 2019.

Lighthouse Strategies, LLC

On January 9, 2019 the Company closed its strategic investment of $6,574,000 (US $5,000,000) in Lighthouse Strategies LLC (“Lighthouse”) Series A membership units concurrently with a financing arrangement for certain Lighthouse beverage lines. Pursuant to the Financing Fee Agreement, the Company is entitled to 1% of net sales of certain of Lighthouse’s beverage lines, including Cannabiniers, Two Roots Brewing Co and Creative Waters Beverage Company (“Financing Fees”).  Financing Fees will accrue until December 1, 2019, at which point the Company may choose to receive such fees in cash or Series A membership units of Lighthouse.  Thereafter, financing fees are payable quarterly in cash.  The terms of the Financing Fee Agreement are between four and six years, depending on certain milestones and includes acceleration provisions in certain events (including a substantial asset divestiture, change of control, or initial public offering). Management estimated that the 1% royalty of net sales had a fair value of $Nil and the entire transaction price was allocated to the membership units.

As at July 31, 2019, the investment had an estimated fair value of $1,684,892 based on Lighthouse’s most recent financing preceding July 31, 2019. The Company recognized an unrealized loss on investments in equity securities of $4,921,062 for the year ended July 31, 2019.

9. Accounts Payable and Accrued Liabilities

	July 31, 2019 $	July 31, 2018 $
Accounts payables	304,540	235,357
Accrued liabilities	32,000	76,000
	336,540	311,357

TIDAL ROYALTY CORP.

Notes to Consolidated Financial Statements

Years ended July 31, 2019 and 2018

(Expressed in Canadian dollars)

10.Related Party Transactions and Balances

The Company has identified its directors and certain senior officers as its key management personnel.

Key management compensation for the years ended July 31, 2019 and 2018 is as follows:

	2019 $	2018 $
Short-term employee benefits:
Consulting fees	195,164	463,602
Salary and benefits	476,763	180.420
	671,927	644,022
Share-based compensation	1,403,282	1,651,395
Total	2,075,209	2,295,417

During the year, the Company paid $4,000 in rent (2018 - $9,100) to related parties comprised of directors, officers and companies with common directors.

As at July 31, 2019, the amount due to related parties was $21,347 (2018 - $18,685). The amounts are unsecured, non-interest bearing and due on demand.

11.Share Capital

Authorized

Unlimited number of common shares without par value, and unlimited number of Series 1 Convertible Preferred shares without par value, participating, each share convertible into one common share by the holder, and non-voting.

Issued and Outstanding

As at July 31, 2019, there were 50,900,000 (2018 - 40,000,000) Series 1 Convertible Preferred Shares and 292,607,662 (2018 -227,787,662) common shares issued and outstanding.

Convertible Preferred Shares

During the year ended July 31, 2019:

During the year ended July 31, 2019, the Company issued 40,000,000 Series 1 Convertible Preferred shares pursuant to the exercise of 40,000,000 of Preferred Share warrants.  The Company received the proceeds during the year ended July 31, 2018. The Company reclassified $2,000,000 from convertible preferred shares issuable to convertible preferred shares. During the year ended July 31, 2019, 29,100,000 convertible preferred shares were converted into common shares. The Company reclassified $1,365,780 from convertible preferred shares to common shares.

During the year ended July 31, 2018:

On May 25, 2018, the Company issued 40,000,000 units in the capital of the Company at a price of $0.05 per unit for gross proceeds of $2,000,000. Each unit consists of one Series 1 Convertible Preferred share (a “Preferred Share”) and one preferred share purchase warrant; each warrant (a “Warrant”) is exercisable by the holder to acquire one additional Preferred Share in the capital of the Company at a price of $0.05 for a period of 24 months following the issuance date.

Common Shares

During the year ended July 31, 2019:

During the year ended July 31, 2019, the Company issued 17,810,000 common shares pursuant to the exercise of 17,810,000 warrants for gross proceeds of $890,500.

TIDAL ROYALTY CORP.

Notes to Consolidated Financial Statements

Years ended July 31, 2019 and 2018

(Expressed in Canadian dollars)

11.Share Capital (Continued)

Issued and Outstanding (Continued)

On September 26, 2018, 4,000,000 special finder’s warrants issued on May 25, 2018 with a carrying value of $141,440 were converted into an equivalent number of units in the capital of the Company. Each unit consists of one common share and one common share purchase warrant; each warrant entitling the holder to acquire one additional share at $0.05 for a period of 24 months. Upon conversion, the carrying value of $141,440 was allocated to common shares and $nil to the warrants based on the residual method.

On August 31, 2018, 12,690,000 special warrants and 1,220,000 special finders’ warrants issued on April 26, 2018 with a carrying value of $ 695,500 were converted into an equivalent number of units in the capital of the Company. Each unit consists of one common share and one common share purchase warrant; each warrant entitling the holder to acquire one additional share at $0.05 expiring on April 26, 2020. Upon conversion, the carrying value of $695,500 was allocated to common shares and $nil to the warrants based on the residual method.

For the year ended July 31, 2018:

On June 8, 2018, the Company converted 59,370,000 special warrants and 3,757,000 special finders’ warrants issued on February 8, 2018 into an equivalent number of units in the capital of the Company. Each unit consists of one common share and one common share purchase warrant; each warrant entitling the holder to acquire one additional share at $0.05 for a period of 24 months. Upon conversion, the carrying value of $3,156,350 was allocated to common shares and $nil to the warrants based on the residual method.

On June 12, 2018, the Company issued 94,355,026 common shares at a price of $0.33 per common share for gross proceeds of $31,137,159.  In consideration for their services, the underwriters received a cash commission of $2,067,500 and the Company paid other legal and finder’s fees of $64,000. A total of 5,182,365 finder’s warrants were granted with a fair value of $1,209,136; each finder warrant entitling the holder to acquire one additional common share at $0.33 for a period of 24 months. The fair value of the finders’ warrants was determined using the Black Scholes Option Pricing Model with the following assumptions: stock price - $0.33; exercise price - $0.33; expected life – 2 years; volatility – 147%; dividend yield – $0; and risk-free rate – 1.90%.

During the period ended July 31, 2018, the Company issued 5,050,000 common shares pursuant to the exercise of 5,050,000 warrants for gross proceeds of $252,500.

On July 1, 2018, the Company converted 57,120,000 special warrants and 5,292,000 special finders’ warrants issued on March 1, 2018 into an equivalent number of units in the capital of the Company. Each unit consists of one common share and one share purchase warrant; each warrant entitling the holder to acquire one additional share at $0.05 for a period of 24 months. Upon conversion, the carrying value of $2,856,000 was allocated to common shares and $nil to the warrants based on the residual method.

Stock Options

Under the Company’s stock option plan (the “Plan”) the Company has adopted a 20% rolling stock option plan (“Plan”) to replace its previous 10% rolling plan. The Plan provides that the Board may from time to time, in its discretion, grant to directors, officers, employees, technical consultants and other participants to the Company, non-transferrable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 20% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to ten years from the date of grant. In addition, the number of common shares which may be issuable under the Plan within a one year period: (i) to any one individual shall not exceed 5% of the issued and outstanding common shares; and (ii) to a consultant or an employee performing investor relations activities, shall not exceed 2% of the issued and outstanding common shares. The underlying purpose of the Plan is to attract and motivate the directors, officers, employees and consultants of the Company and to advance the interests of the Company by affording such persons with the opportunity to acquire an equity interest in the Company through rights granted under the Plan.

TIDAL ROYALTY CORP.

Notes to Consolidated Financial Statements

Years ended July 31, 2019 and 2018

(Expressed in Canadian dollars)

11.Share Capital (Continued)

During the year ended July 31, 2019:

On August 16, 2018, the Company granted 1,000,000 stock options to an employee of the Company with an exercise price of $0.73 (US $ 0.56) with a term of 5 years.  The options vest 12.5% every 3 months. The estimated fair value of the stock options was measured using the Black-Scholes Option Pricing Model with the following assumptions: stock price - $0.74(US $ 0.50); exercise price - $0.73(US $ 0.56); expected life – 5 years, volatility – 147%, dividend yield - $0; and risk-free rate – 2.18%. During the year ended July 31, 2019, the Company recognized $145,052 in share-based compensation expense related to these stock options. During the year ended July 31, 2019, 1,000,000 of these stock options were forfeited.

On September 24, 2018, the Company granted 100,000 stock options to a consultant of the Company with an exercise price of $0.31(US $ 0.24) with a term of 2 years.  The options vest 12.5% every 3 months. The estimated fair value of the stock options was measured using the Black-Scholes Option Pricing Model with the following assumptions: stock price - $0.31(US $ 0.24); exercise price - $0.31(US $ 0.24); expected life – 2 years, volatility – 147%, dividend yield - $0; and risk-free rate – 2.13%. During year ended July 31, 2019, the Company recognized $12,274 in share-based compensation expense related to these stock options.

On December 12, 2018, the Company granted 5,750,000 stock options to consultants of the Company with an exercise price of $0.15 (US$ 0.12) with a term of 5 years.  The options vest 12.5% every 3 months. The estimated fair value of the stock options was measured using the Black-Scholes Option Pricing Model with the following assumptions: stock price - $0.15 (US$ 0.12); exercise price - $0.15 (US$ 0.12); expected life – 5 years, volatility – 147%, dividend yield - $0; and risk-free rate – 2.07%. During year ended July 31, 2019, the Company recognized $151,349 in share-based compensation expense related to these stock options. During the period ended July 31, 2019, 5,030,000 of these stock options were forfeited.

During the year ended July 31, 2019, the Company granted 20,327,039 stock options to directors, officers and consultants of the Company with an exercise price of $0.34 (US$ 0.26) with a term of 5 years and vested immediately. The estimated fair value of the stock options was measured using the Black-Scholes Option Pricing Model with the following assumptions: stock price - $0.34 (US$ 0.26); exercise price - $0.34 (US$ 0.26); expected life – 5 years, volatility – 147%, dividend yield - $0; and risk-free rate – 1.52%. During year ended July 31, 2019, the Company recognized $6,426,936 in share-based compensation expense related to these stock options.

During the year ended July 31, 2018:

On June 22, 2018, the Company granted 16,468,727 stock options to various directors, officers and consultants of the Company with an exercise price of $0.33 with a term of 5 years.  9,981,227 of the stock options vested immediately, with the remainder vesting 12.5% every 3 months. The estimated fair value of the stock options was measured using the Black-Scholes Option Pricing Model with the following assumptions: stock price - $0.33; exercise price - $0.33; expected life – 5 years, volatility – 147%, dividend yield - $0; and risk-free rate – 1.98%. During the year ended July 31, 2018, the Company recognized $3,250,476 in share-based compensation expense related to these stock options. During year period ended July 31, 2019, the Company recognized $594,189 in share-based compensation expense related to these stock options. During the period ended July 31, 2019, 8,980,000 of these stock options were forfeited.

Continuity of stock options outstanding during the year ended July 31, 2019 and 2019 are as follows:

	Options outstanding	Weighted average exercise price $
Balance, July 31, 2017	-	-
Issued	16,468,727	0.33
Balance, July 31, 2018	16,468,727	0.33
Forfeited	(15,010,000)	(0.30)
Issued	27,177,039	0.31
Balance, July 31, 2019	28,635,766	0.33

TIDAL ROYALTY CORP.

Notes to Consolidated Financial Statements

Years ended July 31, 2019 and 2018

(Expressed in Canadian dollars)

11.Share Capital (Continued)

As at July 31, 2019, the outstanding and exercisable stock options are as follows:

Expiry Date	Exercise price $	Number of options #	Exercisable options #
September 24, 2020	US$0.24	100,000	37,500
April 26, 2024	US$0.26	20,327,039	20,327,039
June 22, 2023	0.33	7,488,727	6,426,227
December 12, 2023	US$0.12	720,000	180,000
	0.33	28,635,766	26,970,766

Special Warrants

On February 8, 2018, the Company completed a non-brokered private placement, of 59,370,000 special warrants of the Company at a price of $0.05 per special warrant for gross proceeds of $2,968,500. Each special warrant entitled the holder to receive, without payment of any additional consideration or need for further action, one unit of the Company, each unit comprising of one common share and one share purchase warrant; each warrant entitling the holder to acquire one additional share at $0.05 for a period of 24 months. An additional 3,757,000 special warrants were issued as finders’ fees with the same terms as the special warrants pursuant to the private placement. The estimated fair value of $187,850 was charged to warrant issue costs. On June 8, 2018, the Company converted the special warrants and special finders’ warrants into an equivalent number of units in the capital of the Company.

On March 1, 2018, the Company completed a non-brokered private placement, of 57,120,000 special warrants of the Company at a price of $0.05 per special warrant for gross proceeds of $2,856,000. Each special warrant entitled the holder to receive, without payment of any additional consideration or need for further action, one unit of the Company, each unit comprising of one common share and one share purchase warrant; each warrant entitling the holder to acquire one additional share at $0.05 for a period of 24 months. An additional 5,292,000 special warrants were issued as finders’ fees with the same terms as the special warrants pursuant to the private placement. The estimated fair value of the finder’s warrants $264,600 was charged to warrant issue costs. On July 1, 2018, the Company converted the special warrants and special finders’ warrants into an equivalent number of units in the capital of the Company.

On April 30, 2018, the Company completed a non-brokered private placement, of 12,690,000 special warrants of the Company at a price of $0.05 per special warrant for gross proceeds of $634,500. Each special warrant entitled the holder to receive, without payment of any additional consideration or need for further action, one unit of the Company, each unit comprising of one common share and one share purchase warrant; each warrant entitling the holder to acquire one additional share at $0.05 for a period of 24 months. An additional 1,220,000 special warrants were issued as finders’ fees with the same terms as the special warrants received pursuant to the private placement. The estimated fair value of the finder’s warrants $61,000 was charged to warrant issue costs. As at July 31, 2018, 13,910,000 special warrants and special finders’ warrants were outstanding and a total of $695,500 has been classified in warrant reserve in relation to these special warrants and special finders’ warrants. On August 31, 2018, the Company converted the special warrants and special finders’ warrants into an equivalent number of units in the capital of the Company.

TIDAL ROYALTY CORP.

Notes to Consolidated Financial Statements

Years ended July 31, 2019 and 2018

(Expressed in Canadian dollars)

11.Share Capital (Continued)

On May 25, 2018, the Company granted 4,000,000 special finders’ warrants as finder’s fees to the May 25, 2018 issuance with a fair value of $141,440. The fair value of the special finders’ warrants was determined using the Black Scholes Option Pricing Model with the following assumptions: stock price - $0.05; exercise price - $0.05; expected life – 2 years; volatility – 147%; dividend yield – $0; and risk-free rate – 1.96%. Each special finders warrant entitled the holder to receive, without payment of any additional consideration or need for further action, one unit of the Company, each unit comprising of one common share and one common share purchase warrant on September 26, 2018. Each share purchase warrant is exercisable by the holder to acquire one additional common share in the capital of the Company at a price of $0.05 for a period of 24 months following the issuance date of the convertible preferred share units. Accordingly these special finder’s warrants are presented as an addition to warrant reserves on the Statement of Equity. As at July 31, 2018, 4,000,000 special finder’s warrants were outstanding and a total of $141,440 has been classified in warrant reserve in relation to these special warrants.  On September 26, 2018, the Company converted the special finders’ warrants into an equivalent number of units in the capital of the Company.

Common Share Purchase Warrants

The continuity of the Company's common share purchase warrants pursuant to the special warrants is as follows:

	Number of share purchase warrants #	Weighted average exercise price $
Outstanding, July 31, 2017	-	-
Issued	130,721,365	0.06
Exercised	(5,050,000)	0.05
Outstanding, July 31, 2018	125,671,365	0.06
Issued	17,910,000	0.05
Exercised	(17,810,000)	0.05
Outstanding, July 31, 2019	125,771,365	0.06

As of July 31, 2019, the Company had share purchase warrants outstanding and exercisable to acquire common shares of the Company as follows:

Expiry Date	Exercise price $	Number of warrants #
February 8, 2020	0.05	57,607,000
March 1, 2020	0.05	47,512,000
April 30, 2020	0.05	15,470,000
June 11, 2020	0.33	5,182,365
		125,771,365

TIDAL ROYALTY CORP.

Notes to Consolidated Financial Statements

Years ended July 31, 2019 and 2018

(Expressed in Canadian dollars)

12.Financial Instruments and Risks

(a)Fair Values and Classification

The Company’s financial instruments consist of cash and cash equivalent, convertible debenture receivable, promissory note receivable, long-investments, accounts payable, due to related parties and loan payable. Financial instruments are classified into one of the following categories: FVTPL, FVTOC, or amortized cost. The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	July 31, 2019	July 31, 2018
Cash and cash equivalents	FVTPL	$2,961,514	$33,904,759
Convertible debenture receivable	FVTPL	15,000,000	-
Promissory note receivable	FVTPL	3,412,421	-
Investments in equity securities	FVTPL	1,766,953	-
Accounts payable	Amortized cost	304,540	235,357
Due to related parties	Amortized cost	21,347	18,685
Loans payable	Amortized cost	-	10,000

The Company applied the following fair value hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels. The three levels are defined as follows:

a)Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

b)Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

c)Level 3 – Input for assets or liabilities that are not based on observable market data.

Assets and liabilities are classified in entirety based on the lowest level of input that is significant to the fair measurement. The Company’s financial assets measured on a recurring basis at fair value are as follows:

	July 31, 2019
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$2,961,514	$-	$-	$2,961,514
Convertible debenture receivable	-	-	15,000,000	15,000,000
Promissory note receivable	-	3,412,421	-	3,412,421
Investments in membership units	-	1,684,892	-	1,684,892
Investments in warrants	-	-	82,061	82,061

	July 31, 2018
	Level 1	Level 2	Level 3	Total
Cash	$33,904,759	$-	$-	$33,904,759

Changes in level 3 items are as follows:

	Convertible debenture receivable	Investments in warrants

Balance, July 31, 2018 and 2017	$-	$-
Additions	17,492,303	536,697
Conversion of debenture	(3,365,556)	-
Unrealized loss on changes in fair value	-	(451,970)
Realized gain on changes in fair value	865,790
Foreign exchange	7,463	(2,666)
Balance, July 31, 2019	$15,000,000	$82,061

TIDAL ROYALTY CORP.

Notes to Consolidated Financial Statements

Years ended July 31, 2019 and 2018

(Expressed in Canadian dollars)

12.Financial Instruments and Risks (Continued)

(a) Fair Values and Classification (continued)

The fair value of accounts payables, due to related parties and loan payable approximates their carrying value due to their short-term maturity.

(b) Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s maximum credit risk is equal to the carrying value of cash and cash equivalents, deposits, convertible debenture receivable and promissory note receivable.

The Company deposits the majority of its cash with high credit quality financial institutions in Canada. Therefore, management considers its exposure to credit risk arising from its cash to be minimal.

(c) Foreign Exchange Rate and Interest Rate Risk

Foreign exchange rate

Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar. The Company has not entered into any foreign currency contracts to mitigate this risk, but manages the risk by minimizing the value of financial instruments denominated in foreign currency. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in US dollars:

	July 31, 2019	July 31, 2018

Balance in US dollars:
Cash and cash equivalents	$-	$15,126,020
Prepaid expenses and deposits	250,000
Promissory note receivable	2,595,392	-
Accounts payable	-	(46,138)
Net exposure	2,845,392	$15,079,882
Balance in Canadian dollars:	$3,741,121	$19,629,482

A 10% change in the US dollar to the Canadian dollar exchange rate would impact the Company’s net loss by approximately $374,000 for the year ended July 31, 2019 (July 31,2017 - $1,960,000).

Interest rate risk

Interest rate risk consists of two components:

i)To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

ii)To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is exposed to interest rate risk with respect to its convertible debenture receivable (see Note 5) and its promissory note receivable (see Note 6).

TIDAL ROYALTY CORP.

Notes to Consolidated Financial Statements

Years ended July 31, 2019 and 2018

(Expressed in Canadian dollars)

12.Financial Instruments and Risks (Continued)

(c)Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles its financial obligations using cash. The ability to do so relies on the Company raising equity financing in a timely manner. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 14.

The following are contractual maturities of financial liabilities as at July 31, 2019:

	Carrying amount	Contractual cash flows	Within 1 year
Accounts payable and accrued liabilities	$ 336,540	$ 336,540	$ 336,540
Due to related parties	21,347	21,347	21,347

The following are contractual maturities of financial liabilities as at July 31, 2018:

	Carrying amount	Contractual cash flows	Within 1 year

Accounts payable and accrued liabilities	$ 311,357	$ 311,357	$ 311,357
Due to related parties	18,685	18,685	18,685
Loans payable	10,000	10,000	10,000

13.Income Taxes

The tax effect (computed by applying the Canadian federal and provincial statutory rate) of the significant temporary differences, which comprise deferred tax assets and liabilities, are as follows:

	2019 $	2018 $

Net loss before income taxes	(18,611,721)	(7,825,089)
Canadian statutory income tax rate	27.00%	26.50%

Expected income tax recovery at statutory rate	5,025,165	2,073,649

Tax effect of:
Other non-deductible expense	2,095,667	(96,209)
Difference between income tax rates	(303,226)	-
Change in tax rate	-	20,314
Change in unrecognized deferred tax assets	(6,817,606)	(1,997,754)

Income tax recovery	-	-

TIDAL ROYALTY CORP.

Notes to Consolidated Financial Statements

Years ended July 31, 2019 and 2018

(Expressed in Canadian dollars)

13.Income Taxes (Continued)

The significant components of deferred income tax assets and liabilities are as follows:

	2019 $	2018 $

Deferred income tax assets:
Non-capital losses carried forward	7,583,620	1,753,878
Resource pools	694,023	681,172
Investment in equity securities	1,121,010	-
Share issuance costs	473,032	619,029

Total gross deferred income tax assets	9,871,685	3,054,079
Unrecognized deferred tax assets	(9,871,685)	(3,054,079)

Net deferred income tax assets	-	-

As at July 31, 2018, the Company has non-capital losses carried forward of approximately $28,088,000 which are available to offset future years’ taxable income. These losses expire as follows:

$

2030	300
2031	96,900
2032	139,400
2033	225,600
2034	18,300
2035	122,000
2036	60,000
2037	32,500
2038	5,125,000
2039	22,268,000

28,088,000

The Company also has certain allowances in respect of resource development and exploration costs of approximately $2,570,000 (2018 - $2,570,000) which, subject to certain restrictions, are available to offset against future taxable income. The application of non-capital losses and resource development and exploration costs against future taxable income is subject to final determination of the respective amounts by the Canada Revenue Agency.

14.Capital Management

The Company’s objectives when managing capital are to identify and pursue business opportunities, to maintain financial strength, to protect its ability to meet its on-going liabilities, to continue as a going concern, to maintain creditworthiness and to maximize returns for shareholders over the long term. The Company does not have any externally imposed capital requirements to which it is subject.  The Company's principal source of funds is through the issuance of equity.  Management considers all components of shareholders' equity as capital.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares while minimizing dilution for its existing shareholders.

The Company’s overall strategy with respect to capital risk management remains unchanged from the year ended July 31, 2019.

TIDAL ROYALTY CORP.

Notes to Consolidated Financial Statements

Years ended July 31, 2019 and 2018

(Expressed in Canadian dollars)

15.Segment Information

The Company currently operates in a single reportable operating segment.

For the year ended July 31, 2019, the Company operated in two geographical areas being Canada and the United States of America.

	Canada	United States of America	Total

Non-current assets other tan financial instruments	$ -	$ 592,655	$ 592,655

For the year ended July 31, 2018, non-current assets other tan financial instruments were located in Canada.

16.Commitments

Office Premises

During the year ended July 31, 2019, the Company entered into an office lease.  The lease expires on September 2, 2020 and has the following estimated annual payments:

$

2020	294,205
2021	49,034
343,239

Definitive Agreement

On May 13, 2019, the Company entered into a share exchange agreement (the “Definitive Agreement”) with MichiCann Medical Inc. (d/b/a Red White & Bloom) (“MichiCann”), with respect to the acquisition of all of the issued and outstanding shares of MichiCann (“Proposed Transaction”). Pursuant to the Definitive Agreement, all of the issued and outstanding common shares of MichiCann will be exchanged on the basis of 2.08 common shares of the Company for 1 MichiCann common share (“Exchange Ratio”). Upon completion of the Proposed Transaction, existing MichiCann and Tidal shareholders will own approximately 80% and 20% of the resulting company, respectively on a fully diluted basis at the time the transaction was first announced on February 14, 2019. The Proposed Transaction is expected to be a reverse take-over of the Company by MichiCaan. All outstanding options and warrants to purchase MichiCann common shares will be exchanged with options and warrants to purchase common shares of the Company based on the Exchange Ratio. The Proposed Transaction will be completed by way of a three-cornered amalgamation (“Amalgamation”), whereby 2690229 Ontario Inc., a wholly owned subsidiary of the Company will amalgamate with MichiCann. The Amalgamation was approved by the shareholders of MichiCann.

The Definitive Agreements contemplates the following terms:

-The Company will complete a share consolidation on an 8:1 basis;

-Change its name to “Red White & Bloom Inc.” or such other name as may be approved by the board of directors;

-Reconstitute the board to include a total of up to 6 directors, of which 4 are nominees of MichiCann and 2 existing board members of the Company.

As at November 28, 2019, the transaction had not yet closed.

TIDAL ROYALTY CORP.

Notes to Consolidated Financial Statements

Years ended July 31, 2019 and 2018

(Expressed in Canadian dollars)

17. Subsequent Events

a)Subsequent to year end, the Company issued 9,165,000 common shares pursuant to warrant exercises for gross proceeds of $458,250.

b)Subsequent to year end, the Company entered into a definitive Membership Interest Purchase Agreement and obtained 100% interest in two covenant cultivation licenses and a processing license (Collectively, “Licenses”) in the county of Orange, in the Commonwealth of the state of Massachusetts in lieu of the forgiveness of the Framework Agreement Promissory Note (Note 6).